UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
September 7, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Oxford Industries, Inc.

File No. 001-04365- CF#26627

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Oxford Industries, Inc. submitted an application under Rule 24b-2 requesting a grant of confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on March 31, 2011 and amended on September 1, 2011.

Based on representations by Oxford Industries, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.10   through August 15, 2013

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Pamela Howell
Special Counsel